Filed by Danaher Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-1175
                          Subject Company:  Cooper Industries, Inc.

                          Date:  August 2, 2001


The following is a full transcript from the conference call held by Danaher Corporation on August 1, 2001.

                             DANAHER CONFERENCE CALL

                                 AUGUST 1, 2001

PATRICK W. ALLENDER, Executive Vice President and Chief Financial Officer, Danaher Corporation.

Good Morning everyone, and thanks for joining us today. With me today is Larry Culp, our President and CEO. I would like to point out that the press release we issued this morning has been posted on our website, www.danaher.com. In addition, this call will be replayed for the next seven days. The replay number is 706-645-9291, confirmation code 1511675. I'll repeat that at the end of the call for late joiners.

I'd like to point out that in order to help you understand the company's direction, we will be making some forward-looking statements during this call. It's possible that the actual results might differ from those predicted that we make today as a result of certain factors. In addition, additional information regarding these factors are available in our SEC filings including our 8-K filing of this call which will be posted later today.

Before turning the call over to Larry, let me quickly walk through the details of the merger we have proposed to Cooper's board of directors. The merger would be a stock and cash transaction valued at approximately $54 to $58 per Cooper share or a total value of $6.5 to $7 billion, including assumed debt based on recent Danaher share prices. Consideration offered to Cooper shareholders would be 75 percent stock, 25 percent cash. At $54, the lower end of the range, that would be $13.50 cash and 0.7123 Danaher shares. At $58, the upper end of the range, it would be $14.50 in cash, and 0.765 Danaher shares. Our offer represents a 30 to 39 percent premium over Cooper's closing prices yesterday and a 38 to 48 percent premium over the average Cooper closing price over the last three months. With that, I'll turn the call over to Larry.

H. LAWRENCE CULP, JR., President and Chief Executive Officer, Danaher
Corporation.

Thanks Pat, and good morning everyone. Before taking your questions, I will provide some background on the merger proposal, and will then discuss why we believe this merger offers a compelling transaction for Danaher shareholders as well as a better alternative for Cooper's shareholders than the company's current plan to redomicile in Bermuda.

Two years ago, my predecessor, George Sherman, sent a letter to John Riley proposing a combination of our companies at a significant premium to Cooper shareholders. This proposal was rejected by Cooper management, and we chose to respect their desire to pursue their strategy and execute their business plan. Since the proposal was rejected, Danaher's stock has outperformed Cooper's stock by approximately 25 percentage points and the S&P 500 by approximately 7 percentage points. Recently, we completed an extensive and thorough strategic review of ways to expand Danaher's business platforms and continue our track record of stable growth. This review identified a number of attractive value enhancing growth opportunities for Danaher. It also confirmed our belief that a combination with Cooper is a compelling transaction for our shareholders. As you know, Cooper recently announced an accelerated timetable to obtain shareholder approval for its plan to redomicile in Bermuda. This prompted us to formally repropose a merger several weeks ago. Essentially, we hoped to provide Cooper's shareholders a more attractive alternative than they could evaluate within their limited decision window.

Today's public disclosure of our merger proposal was made for two reasons. First, with the special shareholder meeting only a month away, we want to ensure that all Cooper shareholders are aware of Danaher's proposal before they vote on redomiciling the company. Second, based on comments from Mr. Riley that Cooper did not perceive our 1999 proposal as "firm" we want to demonstrate to both the Cooper board and management our firm commitment to quickly achieve a mutually beneficial negotiated transaction. In short, Cooper's shareholders must soon make a decision that will have a significant impact on the future of their company.

We are very excited about the potential offered by a Danaher-Cooper combination and hope to give Cooper shareholders the opportunity of considering this better alternative. For Danaher shareholders, and hopefully soon to be shareholders, we believe this is a compelling transaction that makes a good company better. First, it brings a balanced portfolio of leading product franchises to Danaher. Cooper holds a leadership position in virtually all of its major markets with exceptionally strong brands such as Bussmann in circuit protection, Crouse-Hinds in hazardous environment electrical products, B-Line in cable trade, and Halo in lighting fixtures. In many cases these brands are synonymous with the product categories they address. And as many of you know, we at Danaher are strong believers in the power of top tier industrial brands. Brands like Fluke in the electrical industry, Hach in water and Craftsman in hand tools. It takes years to build that kind of equity, but the leverage potential is enormous. Although a combination with Cooper would be a large undertaking, we see this important theme as quite consistent with our past successes--our ability to generate substantial value by enhancing the performance of leading but under-leveraged brands.

Second, Cooper is an excellent fit with Danaher's current portfolio. For example, Cooper's power systems business is the leader in power distribution grid products. In combination with our existing power quality and reliability businesses, it establishes Danaher as the top tier player in the emerging market for distributed power solutions. With over $1 billion in combined revenue, power quality and reliability moves from its status as a platform in waiting, if you will, to Danaher's fifth strategic platform. Additionally, Cooper's $2.5 billion electrical products portfolio contains a broad offering that forms the backbone of many distributors', commercial and industrial, electrical product lines. This significantly enhances the product set we provide to our electronics, electrical and industrial distributors and their end customers. And, within its tool business, Cooper is the leader in electronic and soldering tools with its Xelite and Weller brands which are highly complementary to our Fluke products. Every electronics technician worth his salt has a Warrick soldering iron, a Fluke meter, and Xelite tool set on his bench.

Third, the numbers just flat out work. While giving an attractive premium to Cooper shareholders, the transaction will also deliver at least 10 percent cash EPS accretion to Danaher shareholders in 2002 with only modest synergies. In addition, the combined company will generate over $2.5 billion in free cash flow through 2004. And of course, we would expect to retain our strong investment grade credit rating following the merger.

Finally, the merger positions the combined company for continued success and reinforces the growth strategy and long term vision I have previously articulated. As always, we will begin by applying the Danaher business system immediately to drive revenue growth as well as bottom line improvement. Let me give you an example of the potential DBS opportunity here. As you know, the revenues of the two companies are pretty comparable, though Cooper is slightly larger. However, the total floor space of all our facilities is less than ten million square feet, while Cooper's is over twenty million square feet. In every significant acquisition we've done, we have substantially increased revenues per square foot and we would expect to do the same in this combination. Cost savings here will help fund innovation and growth initiatives. We also see our strong combined balance sheet and free cash flow significantly expanding our acquisition scope and capability, which is particularly timely and important as valuations of many attractive companies return to realistic levels.

For Cooper shareholders, we firmly believe that our proposal represents a better alternative than the company's current plan to redomicile in Bermuda. First, Cooper's planned redomiciling will subject shareholders to a tax penalty: capital gains tax on unrealized gains with no cash proceeds to pay it. In contrast, our proposal provides a substantial immediate cash premium to Cooper shareholders, and is also non-taxable on the majority of the consideration. Second, Cooper's planned redomiciling offers shareholders future tax savings at a corporate level, which may or may not be reflected in stock price growth. Given the lapse of appreciation in Cooper's share price since the proxy was approved by the SEC, it is evident that shareholders place little present value on these tax savings. In contrast, our proposal provides Cooper shareholders an immediate gain of $13.50 to $14.50 in cash, plus the equivalent of their current share price in stock of a stronger enterprise. And third, Cooper's planned redomiciling essentially maintains the status quo, albeit with a lower tax rate. In contrast, our proposal would create a significant global enterprise with over $8 billion in revenue, over $1.2 billion in operating profits and an exceptionally strong balance sheet and free cash flow to be put to work for additional growth. In short, our proposal offers Cooper shareholders the opportunity to realize immediate gains as well as to participate in the growth of a successful operation with a proven track record. Whether you look at the past three, five or ten years, Danaher shareholders have outperformed both the S&P 500 and Cooper by a wide margin.

In summary, we believe the industrial and financial logic of this combination is irrefutable. It is an extremely compelling transaction for Danaher shareholders that provides immediate accretion as well as additional platforms for growth. It is a better and more financially attractive alternative for Cooper shareholders than the plan to redomicile in Bermuda. We believe the transaction has no material regulatory issues and could be completed quickly. Let me emphasize that we are disciplined business people. Based on our thorough analysis of publicly available information, we firmly believe that our proposal is fair and creates substantial value for both Cooper and Danaher shareholders. However, we are not prepared to act against the will of Cooper shareholders. While we strongly believe our proposal offers a better alternative, if the redomiciling plan is approved, we will withdraw our proposal. But we are optimistic the Cooper board will acknowledge the superiority of our proposal in their meeting next week and agree to work with us to quickly achieve a mutually beneficial negotiated transaction. This concludes our formal comments and we will be happy to take any questions you may have at this point.

OPERATOR

At this time I would like to remind everyone if you would like to ask a question during this time, simply press the number one on your telephone keypad. If you are not asking a question, we encourage you to place your phone on mute in order to ensure that any background noise from your location is not placed in your aligning queue. All participants will be able to ask one question and one follow-up question.

Your first question comes from Michael Regan, Credit Suisse First [Boston].

MICHAEL REGAN

Larry, the accretion seems to be just, you know, the issue between a high multiple stock and a low multiple stock. I was surprised you didn't give any details on sort of a range of expected cost synergy. Can you walk through a little bit for us?

H. LAWRENCE CULP, JR.

Good morning, Michael, we certainly can. I think when we talk about our expectation that this is on a cash EPS basis double-digit accretive, we're assuming modest synergies. I think we're obviously optimistic that once we get in the company, we're going to be able to identify a number of opportunities but at this point, given what we know from publicly available information, we've made the assumptions that we have disclosed this morning.

MICHAEL REGAN

So you're not ready at this point to give us any sort of minimum set of expected synergies?

H. LAWRENCE CULP, JR.

I think the floor that we're setting this morning, Michael, is implied in the ten percent cash EPS accretion.

MICHAEL REGAN

Okay. And then as a follow-up, historically, the sort of core growth rates across the majority of Cooper's businesses have been declining. There have been pockets of strength in Bussmann and the recently acquired B-Line product line. So you're going after a portfolio of businesses with sort of, you know, low single digit volume growth, no real price and, you know, pretty high margins to start with. Can you just talk about how you think about owning this portfolio of products in that scenario?

H. LAWRENCE CULP, JR.

I sure can, Michael, and that's a fair question because I think that's a stereotype that frankly we're quite familiar with, having had the dialogue that we've had with Cooper over time. I think that the strategic review that we recently completed that I referred to in my remarks gave us a very exciting perspective on the business. I think when you look at the electrical products segment of Cooper, back over say the last five years, what we see is organic growth in excess of four and a half percent. We, as you mentioned, see some of the outstanding growth opportunities around the Bussmann business, for example. But if we look at the portfolio, I think that the opportunity to create this billion dollar power quality business, to have two and a half billion dollars of electrical products, that I think are attractive. Lighting, for example: Cooper has a very strong leadership position in a market that I think has seen one down year in twenty-five. So you can go on through the electrical segment and I think look at a number of good businesses. The energy and the vision that we've brought to a number of our businesses, whether it's the hand drill businesses or more recently the Fluke business, I think demonstrates our ability to outgrow our served markets. And if we're in a position where we're outgrowing a market that has been growing in the four to five percent range, we're clearly within the five to seven percent organic growth range and target that we've set for ourselves. So I think that we are very optimistic and very enthused about our potential to continue to be an industrial growth company. I also think that this transaction positions us exceedingly well consistent with the vision that we have talked about because we'll be well positioned, not only with critical mass in our served markets, but at the corporate level, we'll be very capable of continuing to build out our existing platforms that aren't impacted directly by this transaction as well as others that will be attractive and available over time.

MICHAEL REGAN

Okay, thanks Larry.

OPERATOR

Your next question comes from Jeffrey Sprague from Salomon Smith Barney.

JEFFREY SPRAGUE

Good morning, everyone. Larry and Pat, could you just provide a little bit of color on how you would view an integration of a company this size relative to what you've done in the past and given, you know, although you haven't been inside Cooper for due diligence obviously you've been looking for quite some time so any color on what you see kind of beneath the surface there would be helpful also?

H. LAWRENCE CULP, JR.

Good morning Jeff. I think I could share with you the experience that we've had at Fluke, at Hach, at Lange, a number of other transactions where when we have gotten in, we have found outstanding people at the operating level who take to the Danaher business system and the opportunity to be part of our company very, very well. And while I don't personally know many of the Cooper operating executives, obviously we would go in with the assumption that there are strong people who will thrive in our environment. By the same token, I should mention to you, Jeff, that we recently completed, within Danaher, a corporate-wide talent review, and that gave us, I think, a very current view of where all of our key people are and where we are regarding internal succession. So, if we need to put Danaher people into any part of the Cooper portfolio, we understand what our options are there and we could do that, I believe, without impacting our existing operations.

JEFFREY SPRAGUE

Thank you.

H. LAWRENCE CULP, JR.

Thank you, Jeff.

OPERATOR

Your next question comes from David Pizzimenti from Equinox Capital Management.

DAVID PIZZIMENTI

Good morning, guys. Larry, I have a quick question on your free cash flow comment. You spoke about I guess an incremental billion dollars from Cooper, which is about forty percent less than what you do with Danaher, and I was just wondering, is that just a wrap-up that you need to get to or is there something inherent that you see in the businesses at Cooper which means that they would be less productive on the free cash flow side?

H. LAWRENCE CULP, JR.

Good morning, David. The free cash flow assumptions that we've made and have communicated don't assume a radical increase in say the free cash flow to net income performance in the Cooper businesses much as you see in our own. I think if we looked at the quality of Cooper's earnings, they've actually been good over time, and I believe the upside that we would have both through an accelerated top line growth rate as well as the implementation of DBS on the factory floor will clearly give us a very strong free cash position over time. We think we'll be, on an annual rate, at approximately one billion dollars of free cash, again, without radical working capital improvement at Cooper within a two year time period.

PATRICK W. ALLENDER

David, there's also at the margin, there is incremental debt that gets incurred here as well, so you know, it's not a matter of adding the two cash flows together because there is an incremental interest expense, if you will, that comes into play here with the cash portion of the acquisition.

DAVID PIZZIMENTI

Okay, and as a follow up, in terms of this being a large acquisition, being able to roll out DBS throughout Cooper's organization, what type of time frame would you think about and what type of incremental resources would you need?

H. LAWRENCE CULP, JR.

David, as we've done with every transaction that I've been involved in, DBS would be part of the orientation and integration from the moment we had the opportunity to talk about that. I think that with the seven major businesses that Cooper has, we will get tremendous leverage on a per hour, on a per person, basis from our DBS resources. I think we've talked in the past about how small transactions can consume a lot of management time and don't give us the leverage that larger situations do. I think our Fluke experience, where we have improved productivity over thirty percent within the three years following the transaction, is proof positive that we do get tremendous leverage from our DBS investments when we're dealing with larger companies. And I would assume that the Cooper opportunity would be no different in that regard.

DAVID PIZZIMENTI

Okay, thanks, guys.

H. LAWRENCE CULP, JR.

Thank you, David.

OPERATOR

Your next question comes from Brian Langenberg from First Union.

BRIAN LANGENBERG

Thank you. Just one question here that's left; well two. First of all, on the billion dollars of incremental free cash flow, I'm assuming that's over a three-year period of time, and the other question is when we look at Cooper's margin structure clearly on the output side there's a big opportunity, but it does appear that this is a little different from, say a Fluke where you had SG&A that was very high as a percentage of sales, here it's more like 17, 18 percent. How do you think about what the total potential upside is just in terms of margin? And I realize you haven't been able to get into all the plants yet and things like that.

H. LAWRENCE CULP, JR.

Good morning, Brian. The way I think about the opportunity is that clearly, through the combination, and just a fresh perspective, I'm sure things will come to the floor, but again, this is not about margin enhancement solely.

BRIAN LANGENBERG

Right.

H. LAWRENCE CULP, JR.

We wouldn't be on this call, frankly, if that were the only angle here. I think that if you look at the floor space difference that we highlighted earlier, also look at the fact that we spend about twice the amount that Cooper does in R&D, on a percent of sales basis, if we can go in and fundamentally swap the cost involved in that excess floor space for more money, for innovation and growth initiatives, we think that we have a very good equation at work. And if there's margin expansion as part of that process, great, but I think between the combination of moving the top line more aggressively and dealing with the costs in a broader fashion, we'd put together a company that will be very strong and the numbers work.

BRIAN LANGENBERG

Okay.

PATRICK W. ALLENDER

On your first question, that billion is over three years, and essentially in year two, that would roughly equate to about a billion annualized combined for the two businesses.

BRIAN LANGENBERG

Thank you, Pat.

H. LAWRENCE CULP, JR.

Thanks, Brian.

OPERATOR

Your next question comes from Deane Dray from Goldman Sachs.

DEANE DRAY

Pat, could you give us a sense of what sort of financing options you're looking at in order to complete the transaction?

PATRICK W. ALLENDER

The structure of the transaction leaving with the 75 percent, 25 percent really leaves what we believe to be our existing credit rating in place, but that has to of course be confirmed with the agencies. But we think that essentially it leaves all options available to us. We would expect to have both a short term and a longer term portion of financing going forward, I think, which is kind of more customary to our normal position. We have a significant cash balance at present time, which of course will be eliminated as far as this transaction, but I think you can look to see a fairly standard high assessment grade kind of debt mix coming out of this.

DEANE DRAY

And did you just increase your revolver?

PATRICK W. ALLENDER

We did. We increased it to five hundred million, but that was not associated with this particular situation. That may change as we kind of look at our total package here.

DEANE DRAY

Okay, and just as a follow up, with the ten percent accretion estimate, are you assuming the mid-range of the terms of the offering? How does that work?

PATRICK W. ALLENDER

That's about right.

DEANE DRAY

Okay, thank you very much.

OPERATOR

Your next question comes from Cliff Ransom from State Street Research.

CLIFF RANSOM

Congratulations guys, Lord knows we've been talking about this kind of a deal for a long time; the fits are good. Can I just understand, in the past you have avoided hostile? You've done some things that I might call sort-of quasi bear hug, but not hostile. What you're saying here is you hope to get a look at the company before the shareholder transaction is voted on? Is that what your letter says?

H. LAWRENCE CULP, JR.

Cliff, yes, the board is meeting next week. We're hopeful and we certainly expect that it will be reviewing our proposal at that point and we're also hopeful that they will respond favorably and we can negotiate a customary merger agreement.

CLIFF RANSOM

And, as is always the case, presumably once you get in, you have more data to refine you bid?

H. LAWRENCE CULP, JR.

Yes, that would be a customary part of the process.

CLIFF RANSOM

Okay. And then the last question is have you said specifically that if they say no, we won't let you in, and no, we're going ahead with the vote, and the shareholders vote to move the domicile to Bermuda, that you will go away?

H. LAWRENCE CULP, JR.

Cliff, we have indicated --

CLIFF RANSOM

I'm not trying to paint you in a corner here. I'm just trying to understand what your letter says.

H. LAWRENCE CULP, JR.

What we've communicated is that we view our proposal as an alternative to redomiciling in Bermuda and that the board and the shareholders ought to view it as such. If on the 30th of August the shareholders vote to move to Bermuda and our proposal isn't engaged, then we would plan to withdraw the proposal at that time.

CLIFF RANSOM

Congratulations, good luck, fire up.

H. LAWRENCE CULP, JR.

Thank you Cliff.

OPERATOR

Your next question comes from John Baliotti from UBS Warburg.

JOHN BALIOTTI

Larry, given the disparity of square footage you mentioned earlier - twenty million versus ten million - and the slowdown in the markets, I would think that you'd have more manpower to get that more balanced. What do you think a proper balance at this time, given how much time you've been able to spend with them, or the limited time, what do you think a proper balance would be between the combined company and at what pace do you think you could get there?

H. LAWRENCE CULP, JR.

Good morning, John. John, when you speak of the balance, I'm not entirely clear as to what you're referring to.

JOHN BALIOTTI

You said that you have a little over ten million in square feet--

H. LAWRENCE CULP, JR.

Oh sure.

JOHN BALIOTTI

They have twenty million. When you put the two together, where do you think that--It sounds like there are inefficiencies over there with that much, given their revenue base.

H. LAWRENCE CULP, JR.

Right. Well, it would be perhaps a little premature, John, for me to speculate. I haven't walked a single foot of the twenty plus million of square footage that they have. I think that what would happen over time would clearly be dependent on how the businesses were integrated and where further opportunities might lie. I think we use that vote to highlight the opportunities we see, based on the publicly available information, for us to go in, introduce DBS and create the sort of value we have in all of our other transactions. And again, there are cost opportunities, whether you're talking about manufacturing floor space, sales per associate productivity, working capital as a percent of sales, pick your metric, but I don't think that this is solely a cost play. I think we really are quite encouraged about the opportunity to go in, use our policy deployment tools, to find a real break-through opportunities, which we believe exist in the portfolio, then to fund them, at an above-average rate, not only with finances, but with talent, to move that growth number. We've done that everywhere else we've been over time. We're very optimistic about our ability to do that with the Cooper team in that business.

JOHN BALIOTTI

Okay.  Thank you.

OPERATOR

Your next question comes from Jim Lucas from Janney Montgomery.

JIM LUCAS

Thanks a lot. Good morning guys. Could you kind of walk us through how you arrived at the premium that you're offering, and how does that compare to the conversations that were had back in `99?

H. LAWRENCE CULP, JR.

Jim, this is Larry.  We barely heard your question.  Could you repeat that?

JIM LUCAS

Yeah let me--is this better?

PATRICK W. ALLENDER

Very much.

JIM LUCAS

Okay. Looking at the premium, could you walk through how you arrived at that, and how does that compare to the offer in the conversation you were having back in '99?

PATRICK W. ALLENDER

Jim, essentially the premium proposal in the prior deal was essentially the same. The only real difference was that that proposal was all stock. This is a combination of stock and cash.

JIM LUCAS

Okay. And what is perceived as a big premium, can you kind of just walk through briefly, how you arrived at--how you came to this number?

PATRICK W. ALLENDER

Well I think, you know, we're obviously trying to make an offer that we feel is both compelling to the Cooper shareholders and also attractive as an ongoing, from a Danaher-Cooper combined standpoint, and we felt that this was an appropriate premium. It was reviewed with our board and with our advisors, and we're quite comfortable that this is an attractive balance between those two.

JIM LUCAS

Okay.  Thanks.

OPERATOR

Your next question comes from John McDougall from JP Morgan

DON McDOUGALL

That's actually Don McDougall. Larry, I was wondering if you could maybe walk through your, and the board's, thinking on a transaction like this, which is big, it's diverse, a number of different segments, and maybe a little less growthy than some of the acquisitions you've done in recent years, kind of walk us through the trade-offs of something like this, and what it does for you, you know, versus maybe something like a Fluke, where maybe there was more of a secular growth story, or a Hach.

H. LAWRENCE CULP, JR.

Sure. Good morning, Don. The analysis that we went through really led us to conclude that the business here fits very well, frankly, with the criteria that we've talked about many times in terms of our desire to establish leading positions in global, multi-billion dollar markets where we see good to above-average growth opportunities. And as we got into the electrical product segment, in particular, at Cooper, where we have approximately eighty percent of the revenue base, we thought again, in power, we immediately went to platform status, perhaps in not the most glamorous way, but I think a way that is going to be a strong performer for us, and we're obviously going to get in at a point in time where we avoid perhaps some of the pitfalls of getting in last year, in the space when valuations were exorbitant. I think that if we look at electrical products, again, lighting, a very strong market, not as volatile as we had, I think, viewed previously. And with the experience we have at Fluke now for three years in that electrical distribution channel, we see opportunities to put that funnel together and to invest in some of the one off secular growth opportunities that do exist, whether that's say in B-Line, around communications, whether that's with Bussmann, in a similar way, or perhaps just in and around some of the power quality and energy efficiency issues that obviously exist in and around that space. So I think that if we look, Don, at the opportunities available to us, this option is an option. It's not the only option available to us, but as we looked at the mix of businesses, their market position, the markets in which they compete and our ability to add value, it was an easy decision at the end of the day to make the inquiry that we did to Mr. Riley regarding a combination.

DON McDOUGALL

So, I'm hearing, and I guess you mentioned this earlier, to the critical mass comment, and I guess what's implicit in what you're saying here, from a return on capital standpoint, this is probably more attractive than some of the really growthy companies out there, but you do get to critical mass, you strengthen yourself and maybe enhance your ability to take some of those bets down the road.

H. LAWRENCE CULP, JR.

Don, I think that's a fair point. I would agree with that. I don't think that we're in any way limited if this transaction does not occur. I still have a strong bias toward the types of businesses like Water, like Fluke, the businesses that I grew up in in this company. And I think we will be well advantaged to, not only to compete in the market that Danaher and Cooper competes in today, but also to expand the definition of those markets and enter others, smartly, as an eight billion dollar company with that tremendous cash flow.

DON McDOUGALL

Thank you. One final question, Pat. What does the balance sheet look like on these terms when this deal closes?

PATRICK W. ALLENDER

When the dust settles on the transaction as we see it, our debt to total capital should be in the mid-thirties.

DON McDOUGALL

Thank you.

OPERATOR

Your next question comes from Quintin Neufer from Lazard Freres.

QUINTIN NEUFER

I wanted to drill in on this growth rate issue a little more. I think one of your explanations is that you're not completely unhappy with the core growth rate at Cooper, historically, pointing to four and a half percent organic growth in electrical products, but you're also putting forth that the growth rate would be higher within Danaher. Now how much of that higher growth rate do you expect to come from, let's call it, cross-selling their products in your distribution, and vice versa, and how much of it comes from, I guess, better management of those product lines via lower cost, better positioning, more growth funding, those types of things, and then, with that said, where can the four and a half organic growth rate go?

PATRICK W. ALLENDER

Good morning, Quintin. I think the optimism that we have about moving that four and a half percent organic rate to a higher level within our five to seven percent stated growth target zone, is really born as much from our experience in similar situations as it is based on our analysis of the company. You follow the company, you know--

QUINTIN NEUFER

Right.

PATRICK W. ALLENDER

That when we bought Fluke, Fluke was not growing, and we've been able to, I think, focus the new product development agenda at Fluke, we've been able to invest at a more aggressive rate in sales and marketing activities, and just energize the team around a growth vision, and they've done exceptionally well with that. I think we would have similar expectations with the Cooper businesses. And while we haven't necessarily gotten into a great deal of detail, not having been into the company yet, we have talked to distributors, we have talked to customers, and I think the feedback that we've gotten, which at this point I don't want to disclose, gives us tremendous confidence that there are opportunities to move more aggressively in the marketplace. And it doesn't take much, obviously, to move from 4.5 to 5.

QUINTIN NEUFER

No, I agree, and I'm not questioning your ability to get the revenue growth rate up. I'm just trying to figure out over the medium to long-term how much higher it can go.

PATRICK W. ALLENDER

Well, I wouldn't suggest--Quintin, I'm not suggesting to anybody that this is a ten to twelve percent grower over time. I think that we'll be in our zone over the long-term.

QUINTIN NEUFER

Okay.

PATRICK W. ALLENDER

The balance, obviously, that we'll need to strike is driving the financial performance and funding the growth opportunity that exists across the Cooper businesses.

QUINTIN NEUFER

Okay.

PATRICK W. ALLENDER

But I think the areas that you talked about, both in terms of leveraging distribution, being a better supplier from a quality and delivery perspective, as well as funding savvy marketing programs and technology innovation will all be part of the equation.

QUINTIN NEUFER

Okay.  Thank you.

OPERATOR

Your next question comes from Nicole Parent from Banc of America Securities.

NICOLE PARENT

Hi, Larry. I was just wondering, I guess, I'd argue that Cooper does provide you with a broader portfolio on which to grow, but I think one of the big things that hasn't been talked about, and although I don't think it was a key driver of the deal in terms of strategics, the tools business, there's a huge opportunity there in terms of margin and revenue just given, I think, what you guys have been able to do and also where Cooper's margins are relative to yours. Could you comment a little bit on that?

H. LAWRENCE CULP, JR.

Sure Nicole. You make a good point. There are tremendous synergies that over time, I think, we'll access within the tools business. That's where we have perhaps the easiest fit. I don't think we talk about that front and center because this deal is not about the tools business. I think as we looked at opportunities of this scale, clearly no situation is a perfect glove fit with our current portfolio, but it just happens that twenty percent of Cooper's businesses fit very well both, as you suggest, with our hand tool group, where we'll put together a very nice collection of leading brands, serving that marketplace, but also, and I think more importantly, we have a very strong fit with our Fluke business, which is really the heart and soul of our electronic test and measurement platform. By being able to put those products together, the Cooper products and the Fluke products, in electronic and electrical distribution, we think we just put together a better package that will help all of the brands in those channels, and ultimately with those end users.

NICOLE PARENT

Great. And could you also comment, I mean, one of the big pushes that Cooper has been active in over the past year is an internal restructuring program to move to lower cost manufacturing regions. Could you just talk a little bit about the opportunities that you see there? I mean, obviously you haven't been in their facilities yet, but, you know, geographically speaking they're moving more, you know, to Eastern Europe and Mexico, which should, you know, if they did it right, benefit you.

H. LAWRENCE CULP, JR.

Nicole, that's a great question. We have not, obviously, gotten into any detail in that regard, but we've heard the comments that they've made publicly about their transitions, both to Mexico and China, to a lesser degree, Eastern Europe, and as you know, we have a significant position in China from a manufacturing perspective, and we are moving some of our motion products to Mexico. To the extent that they're further down that curve, obviously that foundation, that critical mass, in those countries for these types of products will be very beneficial to us. We're obviously keen to understand that opportunity better.

NICOLE PARENT

Great. And, I guess, one last follow-up. In terms of the businesses that their business makes versus yours, I don't think internationally it gives you, you know, it changes the deltas very much, but I guess in terms of what you're seeing globally with respect to your business, could you just comment on that?

H. LAWRENCE CULP, JR.

Nicole, I think you're right. We really don't get a major or more material weighting in the international arena with the Cooper businesses. I think our view is that their strongest international position is in Latin America, where we aren't as strong. Our ex-US activities have been focused principally in Europe and in Asia. I think their Latin American position will clearly be additive to our overall geographic balance. It should help us in that particular territory.

NICOLE PARENT

Thank you.

H. LAWRENCE CULP, JR.

Thank you, Nicole.

OPERATOR

Your next question comes from Martin Sankey from Goldman Sachs.

MARTIN SANKEY

Good morning, this is Martin Sankey of Goldman Sachs. I know this is not the easiest question to answer, but you mentioned and commented that you see that there is very little anti-trust conflict between the two companies, but in this day where deals that apparently have little conflict get rejected anyway, how much due diligence have you conducted on this subject to see where potential conflicts might be and if so, what are they?

PATRICK W. ALLENDER

Martin, it's Pat. It's hard to get any two companies of this size together without having some crossover in some areas and that does exist, but it is primarily complementary versus directly competitive. There is a little bit in our Joslyn businesses with their businesses but it's within the U.S. and it's a relatively small piece of both businesses. So it's hard to say never and none in a situation like this but we're confident that there's not a big disclosure here.

MARTIN SANKEY

Okay, thanks.

OPERATOR

Your next question comes from Bob Cornell from Lehman Brothers.

BOB CORNELL

Thanks. Most of my question has been answered but, you know, I just was wondering had there been any response to today's announcement from Cooper one way or another or anything in that regard?

H. LAWRENCE CULP, JR.

Bob, I think the short answer is no, not to our knowledge at this moment.

BOB CORNELL

Okay thank you.

H. LAWRENCE CULP, JR.

Thank you, Bob.

OPERATOR

Your next question comes from Donna Takeda from Merrill Lynch.

DONNA TAKEDA

Thanks, good morning gentlemen. Could we follow up on Martin's question a little bit? When you talk about the possibility of creating the larger platform, let's say in power products, you're talking - and let's see if I've got this right - you're talking less about products that are actually competing against each other, but more complementary in terms of who the end users of the distribution channels or manufacturing disciplines are?

H. LAWRENCE CULP, JR.

Donna, I think when we look at power, we're really not referring to competition, I think what we're excited about is the critical mass we have within the distribution grid and the fact that a number of our businesses, what we have called traditionally our indoor power businesses, are near neighbor businesses to the distribution products. And as the nature of electricity distribution changes and as the utilities themselves change, we think there's going to be white space in and around both existing positions that with a billion dollars of revenue, and that sort of critical mass -- both with customers and from our own perspective -- we'll be well positioned to access.

DONNA TAKEDA

I think you mentioned a couple of other things but are there similar overlaps in other parts of your portfolio?

H. LAWRENCE CULP, JR.

No, again, as Pat indicated, the portfolios are very complementary to each other in a number of areas.

DONNA TAKEDA

I'm sorry, I meant the adjacencies, not any direct overlaps. Any sort of potential adjacencies that you're talking about in power.

H. LAWRENCE CULP, JR.

I think so. I mean, if you look, if you go back over time, it's important to remember that Joslyn acquired Cyberex because of that view right before we acquired Joslyn. So I think the adjacencies do exist in power, both with the Cooper businesses and in our own, we're obviously anxious to put the right people in a room and talk about how we would maximize the returns on a billion dollars of well-positioned revenue.

DONNA TAKEDA

Sounds good. Just to follow up one thing. I think you said that a lot of these didn't sound exactly glamorous, but you know there's some glamour to the central businesses.

H. LAWRENCE CULP, JR.

Well I think the real glamour at the end of the day is value creation, Donna, and I'm sure some people would like us to buy, as I think Don McDougall indicated, or suggested, more glamorous businesses, but I think these are businesses that have been stereotyped perhaps unfairly. We think they represent real opportunity in combination with our businesses and as part of the Danaher business system.

DONNA TAKEDA

Sounds good.  Thanks a lot.

H. LAWRENCE CULP, JR.

Thanks, Donna.

OPERATOR

At this time, Mr. Allender, please proceed with any closing remarks.

PATRICK W. ALLENDER

Thank you. Thanks everyone. For those of you who didn't get a chance to hear the entire call, I want to remind you of the replay number: 706-645-9291 confirmation code 1511675. The replay will also be available on our website: www.danaher.com later on today. Thank you.

                           FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In some cases, you can identify these so-called "forward-looking statements" by words such as "may," "will," "expects," "plans," "believes," "estimates," "predicts," "potential," or words of similar tenor. These forward-looking statements are based on management's good faith expectations and beliefs concerning future developments, but you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Danaher Corporation ("Danaher"). Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Danaher and Cooper Industries, Inc. ("Cooper") may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) Cooper may not be able to meet Danaher's expectations and revenues following the transaction may be lower than expected; (4) operating costs and business disruption, including difficulties in maintaining relationships with employees, customers or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes (particularly environmental regulations) which could affect demand for products in the Process/Environmental Controls segment; (7) unanticipated developments that could occur with respect to contingencies such as environmental matters and litigation; (8) technological changes; (9) changes in labor or capital costs;
(10) Danaher's ability to attract and retain qualified employees; (11) future acquisitions, strategic partnerships and divestitures; (12) general business and economic conditions; and (13) other risks described from time to time in Danaher's periodic reports filed with the Securities and Exchange Commission (the "SEC"). Danaher disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.


                             ADDITIONAL INFORMATION

DEPENDING ON FUTURE DEVELOPMENTS, DANAHER MAY FILE WITH THE SEC (1) A PROXY STATEMENT FOR SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF COOPER IN CONNECTION WITH COOPER'S SPECIAL MEETING WHICH IS SCHEDULED TO TAKE PLACE ON AUGUST 30, 2001, AND/OR (2) A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONCERNING A TRANSACTION AT A DATE OR DATES SUBSEQUENT HERETO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE. ANY SUCH DOCUMENTS WOULD CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WOULD BE ABLE TO OBTAIN A FREE COPY OF SUCH DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, AT THE SEC'S INTERNET SITE (http://www.sec.gov) OR DIRECTLY FROM DANAHER BY MAKING A REQUEST TO: DANAHER CORPORATION, 2099 PENNSYLVANIA AVENUE, NW, 12TH FLOOR, WASHINGTON, D.C. 20006-1813, ATTENTION:
CORPORATE SECRETARY.

DANAHER AND CERTAIN OTHER PERSONS REFERRED TO BELOW MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. THE PARTICIPANTS IN ANY SUCH SOLICITATION MAY INCLUDE CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF DANAHER.
A DETAILED LIST OF THE NAMES OF DANAHER'S DIRECTORS AND OFFICERS IS CONTAINED
IN DANAHER'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING, FILED WITH THE SEC ON APRIL 3, 2001, WHICH MAY BE OBTAINED WITHOUT CHARGE AT THE SEC'S INTERNET SITE (http://www.sec.gov) OR BY DIRECTING A REQUEST TO DANAHER AT THE ADDRESS PROVIDED ABOVE. AS OF THE DATE OF THIS COMMUNICATION, DANAHER DOES NOT OWN ANY SHARES OF COOPER COMMON STOCK, AND, TO DANAHER'S KNOWLEDGE, NONE OF THE
OFFICERS OR DIRECTORS OF DANAHER WHO WOULD BE EXPECTED TO PARTICIPATE IN ANY SUCH SOLICITATION OF PROXIES OWNS ANY SHARES OF COOPER COMMON STOCK. EXCEPT AS DISCLOSED ABOVE AND IN DANAHER'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING,
TO THE KNOWLEDGE OF DANAHER, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF DANAHER WHO WOULD BE EXPECTED TO PARTICIPATE IN ANY SUCH SOLICITATION OF PROXIES HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN DANAHER OR COOPER.